Mail Stop 3628

      September 2, 2005

By Facsimile (703) 734-3199 and U.S. Mail
Lewis G. Schwartz, Esquire
General Counsel
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, Connecticut 06902-7700

Re:  	Gartner, Inc.
	Schedule TO-I
      Filed on August 22, 2005
	File No. 005-44921

Dear Mr. Schwartz:

      We have the following comments on the above referenced filing.
Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

General
1. Refer to the expiration date in the first paragraph on the cover page. Rule 13e-4(f)(1) requires that the issuer tender offer remain open for at least twenty business days. Rule 13e-4(a)(3) defines "business day" as the time period between 12:01 A.M. and 12:00 midnight Eastern Time. Since your offer ends at 9:00 P.M., New York
City Time, on September 19, 2005, it does not appear that your offer complies with the time period mandated by Rule 13e-4(f)(1) and must be extended. Please revise your offer.
2. We note security holders will receive cash payment for validly tendered options "promptly in [their] next available payroll cycle after the closing of the Repurchase." Please advise us of the basis for your belief that payment to security holders in this manner is consistent with the prompt payment requirements set forth in Rule 13e-4(f)(5) and Rule 14e-1(c). See Exchange Act Release 43069 (July
31, 2000) for additional guidance concerning an interpretation of what timeframe is considered prompt.

Summary Term Sheet, page 1

Who is eligible to participate?, page 1
3. We note the categories of persons who are eligible to participate in the offer. Tell us whether there are current or former employees who hold options who are not eligible to participate under these criteria and if so, please tell us why they have been excluded. For example, are there particular countries where you are not making this offer? Are there particular classes of employees that are not eligible to participate in this offer?
How will Gartner and Mellon confirm that my election agreement signature page was received?, page 4
4. We note that this disclosure, as drafted, only addresses option holders employed in Brazil. Does this question only apply to employees in Brazil? Will Gartner and Mellon need to confirm that election agreement signature pages were received from employees in countries other than Brazil? If so, revise the question to clarify this. If not, revise the answer to more clearly explain how Gartner and Mellon will confirm that an option holder`s election agreement signature page was received for those not employed in Brazil.
Is there any tax consequence to my participation in the Repurchase Program?, page 6

5. On page 6 you refer to the tax disclosure as a "general summary."
Also, on page 32 you provide a "general summary" of the material tax consequences and state that the disclosure "is for general information only." We believe these statements might suggest that option holders may not rely on the description of material tax consequences included in the offer document.
6. Either delete or provide an analysis supporting your reference to
Treasury Department Circular 230 here and on page 32. In your analysis, please address why you believe your disclosure constitutes a "covered opinion." First, the disclosure is being made by the filing persons, none of whom, presumably, fall within the definition of "tax advisor" for purposes of the Circular. Second, it appears that 31 CFR Part 10, 10.35(b)(2)(ii)(B)(3) specifically carves out written advice included in document required to be filed with the Securities and Exchange Commission.




8.  Conditions of the Repurchase Program, page 23
7. We note in the introduction that you will determine whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
8. We note that you may "postpone" your acceptance and cancellation of any Eligible Option tendered for exchange if any of the listed conditions occurred within your reasonable judgment. Be advised that
Gartner may not postpone acceptance or cancellation other than as a result of an extension of the offer. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the offer. Please revise your disclosure.
9. We note the condition regarding governmental approvals in the first bullet point on page 24. We are unable to locate disclosure of required governmental approvals in your document. Please advise.
10. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow security holders to objectivity verify whether the conditions have been satisfied. In this regard, please delete the references to "acts or omissions to act by [you]." Also, clarify the last bullet point located on page 25. We note that the condition includes both positive and negative effects on the business. In addition, the references to your "prospects" in this bullet point and in the fifth bullet point on page 24, the "contemplated future conduct" in the fifth bullet point on page 25, and the "contemplated benefits" in the fourth bullet point on page 24 are unclear. Please revise.

11. We refer you to the disclosure in the last paragraph of this section that your failure at any time to exercise any of the offer conditions will not be deemed a waiver of such conditions. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer.
We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please revise.
16.  Extension of Repurchase Program; Termination; Amendment

12. We note that you disclose that any amendment to the Repurchase Program will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change. We also note that you disclose that you have no obligation to publish, advertise or otherwise communicate any such dissemination. Please reconcile these statements. We remind you that depending on the materiality of the new information, you may be required to disseminate materials as required by Rule 13e-4(e)(3).
Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from Gartner, Inc. acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.







      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

         	               					Very truly
yours,



                 	          					Jeffrey B.
Werbitt
							Attorney-Advisor
							Office of Mergers &
Acquisitions

cc:	Larry W. Sonsini, Esquire
	Robert Sanchez, Esquire
	Wilson Sonsini Goodrich & Rosati
	Professional Corporation
	650 Page Mill Road
	Palo Alto, CA 94303





??

??

??

??

Lewis G. Schwartz, Esquire
Gartner, Inc.
August 2, 2005
Page 1